From: Greene, Larry L. (IM)
Sent: Wednesday, September 27, 2006 3:55 PM
To: Greene, Larry L. (IM)
Subject: FW: Morgan

From: Pfordte, Richard
Sent: Wednesday, September 27, 2006 3:49 PM
To: Greene, Larry L. (IM)
Subject: FW: Morgan

From: Lainoff, Michael A.
Sent: mercredi 27 septembre 2006 15:48
To: Pfordte, Richard
Subject: RE: Morgan

3:45 -- thanks

From: Pfordte, Richard
Sent: Wednesday, September 27, 2006 3:45 PM
To: Lainoff, Michael A.
Subject: Morgan

The filings should be in your inbox. Thanks.

****
****

I've added the information below just to identify
the fund and the action being taken here:

-----Original Message-----

From: Rose, Cindy J.

Sent: Wednesday, September 27, 2006 2:26 PM

To: Greene, Larry L. (IM); Pfordte, Richard

Subject: RE: Effectiveness Order Email -- Morgan Stanley China A Share Fund, Inc. -- On Form N-2

I approve.

Cindy

-----Original Message-----

From: Greene, Larry L. (IM)

Sent: Wed 9/27/2006 12:37 PM

To: Rose, Cindy J.

Subject: Effectiveness Order Email -- Morgan Stanley China A Share Fund, Inc. -- On Form N-2

Cindy:

As you can see, I need to clear this fund soon. If you approve, please send this email on to Rich.

Below I've set forth the Accession Number, Filing Date, and 33 Act # of each filing to be declared effecitive:

1. a 0000950136-06-008046 -- Pre-effective Amendment # 2

b. 09/26/2006

c. 333-135690

2. a 0000950136-06-005665 -- Pre-effective Amendment # 1

b. 09/19/2006

c. 333-135690

3. a. 0000950136-06-005665 -- Registration
Statement

b. 07/10/2006

c. 333-135690

4. Date and time of effectiveness: 09/27/2006 --
11:00 am

_____

Pre # 2

N-2/A 333-135690 09/26/2006 0000950136-06-008046

Pre # 1

Morgan Stanley China A Share Fund, Inc. N-2/A 333-
135690 09/19/2006 Not Started Review 09/19/2006 No
09/19/2006 0001368493 0000950136-06-007838

RS

Morgan Stanley China A Share Fund, Inc. N-2 333-
135690 07/10/2006 Not Started Full Review
07/11/2006 No 07/10/2006 0001368493 0000950136-06-
005665